EXHIBIT 12.1

SUMMIT PROPERTIES PARTNERSHIP, L.P.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Three Months Ended March 31, 2003
(Dollars in thousands)

Net income	$8,970
Interest:
Expense incurred	10,351
Amortization of deferred financing costs	382
Rental fixed charges	69

Total	$19,772

Fixed charges:
Interest expense	$10,351
Interest capitalized	2,604
Dividends to preferred unitholders in operating partnership	3,105
Rental fixed charges	69
Amortization of deferred financing costs	382

Total	$16,511

Ratio of earnings to fixed charges	1.20